UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 11, 2019, Intelsat S.A. (the “Company”) held a General Meeting of Shareholders (the “Meeting”) in Luxembourg.

Both of the proposals listed below were approved at the Meeting by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the Meeting:

1.	Approval of the appointment of Ms. Ellen Pawlikowski as a Class III director of the Company for a term ending at the 2022 annual general meeting of shareholders of the Company; and

2.	Approval of the appointment of Ms. Jacqueline Reses as a Class I director of the Company for a term ending at the 2020 annual general meeting of shareholders of the Company.

For more information about the proposals, please see Intelsat S.A.’s Proxy Statement for the Meeting, available on the Company’s website at www.intelsat.com/investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: September 11, 2019	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary